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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                  SCHEDULE TO/A

                      TENDER OFFER STATEMENT UNDER SECTION
           14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 10)

                                GUCCI GROUP N.V.
                            (Name of Subject Company)

                         PINAULT-PRINTEMPS-REDOUTE S.A.
                        (Name of Filing Person--Offerors)

               COMMON SHARES, NOMINAL VALUE (EURO) 1.02 PER SHARE
                         (Title of Class of Securities)


                                    401566104
                      (CUSIP Number of Class of Securities)


                                 SERGE WEINBERG
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         PINAULT-PRINTEMPS-REDOUTE S.A.
                                10, AVENUE HOCHE
                              75381 PARIS CEDEX 08
                                     France
                             (011 33 1) 45 64 61 00
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)


                                   COPIES TO:

                               DAVID A. KATZ, ESQ.
                            JOSHUA R. CAMMAKER, ESQ.
                         WACHTELL, LIPTON, ROSEN & Katz
                               51 West 52nd Street
                            New York, New York 10019
                            Telephone: (212) 403-1000

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  Third-party Tender Offer Subject to Rule 14D-1.

[ ]  Issuer Tender Offer Subject to Rule 13E-4.

[X]  Going-private Transaction Subject to Rule 13E-3.

[X]  Amendment to Schedule 13D Under Rule 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]
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  1   Name of Reporting Person:      I.R.S. Identification Nos. of above persons
                                     (entities only):

            PINAULT-PRINTEMPS-REDOUTE S.A.
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  2   Check the Appropriate Box if a Member of a Group

            (a) [ ]
            (b) [X]
------------ -------------------------------------------------------------------

 3    SEC Use Only:

--------------------------------------------------------------------------------

  4   Source of Funds (See Instructions):

                  OO
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  5   Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d)
      or 2(e):  [ ]

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  6   Citizenship or Place of Organization

                  France
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     Number of Shares               7      Sole Voting Power:
      Beneficially
        Owned By                           102,476,238
          Each
       Reporting
         Person
          With

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                              8      Shared Voting Power:

                                          -0-

                        --------------------------------------------------------

                              9      Sole Dispositive Power:

                                          102,476,238

                        --------------------------------------------------------
                             10      Shared Dispositive Power:

                                          -0-
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    11  Aggregate Amount Beneficially Owned by Each Reporting Person:

                  102,476,238
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    12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions):

                  [ ]
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    13  Percent of Class Represented by Amount in Row (11):

                  99.39% (based upon 103,107,034 shares outstanding as of
                  May 20, 2004 (excluding treasury shares))
--------------------------------------------------------------------------------

    14  Type of Reporting Person (See Instructions):

                  CO
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         This Final Amendment amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on April 1, 2004, as amended by Amendment No. 1 filed on April 2, 2004, Amendment No. 2 filed on April 20, 2004, Amendment No. 3 filed on April 22, 2004, Amendment No. 4 filed on April 23, 2004, Amendment No. 5 filed on April 28, 2004, Amendment No. 6 filed on April 30, 2004, Amendment No. 7 filed on April 30, 2004, Amendment No. 8 filed on May 3, 2004 and Amendment No. 9 filed on May 5, 2004 (as amended, the "Schedule TO"), by Pinault-Printemps-Redoute S.A., a societe anonyme with a management board and supervisory board and organized under the laws of the Republic of France ("PPR"). This Schedule TO relates to the offer by PPR to purchase any and all outstanding Common Shares, nominal value (euro) 1.02 per share (the "Shares"), of Gucci Group N.V. that are not beneficially owned by PPR, at $85.52 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 1, 2004 (as amended, the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were filed previously with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively.

         The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEM 11.      ADDITIONAL INFORMATION

         Item 11 of the Schedule TO is hereby amended and supplemented by the following:

                 "On May 11, 2004, Gucci received notification from the NYSE that trading in the Shares was suspended before the open of the trading session on April 30, 2004, and that application would be made to the Commission to delist the Shares. The NYSE informed Gucci that it had reached its decision to delist the Shares in view of the fact that fewer than 600,000 Shares are currently held by public holders in the United States. Gucci has notified the YSE that it has waived its right to a hearing before the NYSE regarding the delisting.

                  On May 14, 2004, Euronext Amsterdam announced on its Official Price List that it will delist the Shares from the Official Stock Market of Euronext Amsterdam as of July 1, 2004.

                  The subsequent offering period expired at 3:00 p.m. Central European time (9:00 a.m. New York time) on May 20, 2004. A total of 1,128,927 Shares were tendered into the Offer during the subsequent offering period. After giving effect to the acquisition of the Shares tendered during the subsequent offering period, PPR beneficially owns approximately 99.39% of the total number of Shares outstanding.

                  PPR intends to promptly commence a compulsory buy-out procedure under Dutch law, pursuant to which PPR will seek a court order requiring the sale to PPR of all remaining Shares that are not beneficially owned by PPR. In addition, Gucci will promptly file with the Commission a certification on Form 15 to deregister the Shares under the Exchange Act.

                  On May 21, 2004, PPR issued a press release announcing the completion of the subsequent offering period. A copy of the press release is attached hereto as Exhibit (a)(37) and is incorporated herein by reference."

ITEM 12.      EXHIBITS

         Item 12 of the Schedule TO is hereby amended by adding thereto the following:

         "(a)(37) Press release issued by PPR, dated May 21, 2004"



                                      -3-







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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    PINAULT-PRINTEMPS-REDOUTE S.A.


                                    By:     /s/ SERGE WEINBERG
                                        ----------------------------------------
                                        Name:   Serge Weinberg
                                        Title:  Chief Executive Officer


                                                     Date:  May 21, 2004




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                                  EXHIBIT INDEX


    (a)(37)        Press release issued by PPR, dated May 21, 2004